

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

Paul A. Romness, MPH
President and Chief Executive Officer
OS Therapies Incorporated
15825 Shady Grove Road, Suite 135
Rockville, Maryland 20850

> **Re: OS Therapies Incorporated**
> **Registration Statement on Form S-1**
> **Filed March 31, 2023**
> **File No. 333-271034**

Dear Paul A. Romness:

We have reviewed your registration statement and have the following comment. In this comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Phase 1B Clinical Trial, page 3

1. We note your revised disclosure on page 69 in response to Comment 5. Please revise the disclosure on page 3 to highlight that no objective tumor response (complete or partial) was observed in the trial.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Torney at 202-551-3652 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Spencer G. Feldman